UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ML MAN BAYSWATER FUTURESACCESS LLC
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	01-0902750 (I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

Barbra E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534
(800) 765-0995
__________________________

Copies to:

David R. Sawyier
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  Units of Limited Liability Company Interest

i

Item 1:  BUSINESS

ML MAN BAYSWATER FUTURESACCESS LLC

 ORGANIZATIONAL CHART

The organizational chart below illustrates the relationships among the various service providers to ML Man Bayswater FuturesAccess LLC (the “Fund”). Merrill Lynch Alternative Investments LLC is the manager (the “Manager”) of the Fund.  The Fund’s trading advisor, Bayswater Asset Management LLC (the “Trading Advisor”), is not affiliated with the Manager or the Fund. All other service providers depicted in the organizational chart below are affiliates of the Manager.

Other than the Trading Advisor, all of the entities indicated in the Organizational Chart are Merrill Lynch affiliates.

For convenience, ML&Co. and entities affiliated with it are sometimes collectively referred to as “Merrill Lynch.”

The Fund is a Delaware limited liability company, formed on April 16, 2007, that utilizes a professional trading advisor to engage in the trading of commodity futures contracts, other commodity interests, options and forward contracts.  The Fund commenced trading on July 1, 2007.  The Fund is an actively managed account with speculative trading profits as its objective.

Under its Limited Liability Company Operating Agreement (“Operating Agreement”), the Fund has delegated the exclusive management of all aspects of the business and administration of the Fund to the Manager, a Delaware limited liability company.  The Manager is registered with the Commodity Futures Trading Commission (“CFTC”) as a Commodity Pool Operator (“CPO”) and Commodity Trading Advisor (“CTA”) and is a member of National Futures Association (“NFA”) in such capacities.  The Manager is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and transfer agent.

The Fund’s assets are used to engage in the trading of commodity futures contracts, other commodity interests, options, and forward contracts pursuant to the investment methodology of the Trading Advisor.  The Manager is responsible for selecting and monitoring the Trading Advisor, and it may replace the Trading Advisor in the future.

The Fund commenced operations on July 1, 2007, and as of September 30, 2007, had experienced the trading returns set forth in Item 2 of this filing.

The Fund’s business constitutes only one segment for financial reporting purposes, i.e., operating a speculative “commodity pool.”  The Fund does not engage in sales of goods or services.

General

The Fund trades in the international futures and forward markets with the objective of achieving substantial capital appreciation.  One of the aims of the Fund is to provide diversification to a limited portion of the risk segment of investors’ portfolios into an investment field that has historically often demonstrated a low degree of performance correlation with traditional stock and bond holdings. Traditional portfolios invested in stocks, bonds and cash equivalents can be diversified by allocating a portion of their assets to non-traditional investments such as managed futures.  Because of its potential non-correlation with the performance of stocks and bonds, the non-traditional component can help to improve long-term returns and reduce portfolio volatility, although there can be no assurance that the Fund will achieve these objectives.

The Fund and the Manager have entered into an advisory agreement with the Trading Advisor whereby the Trading Advisor trades in the international futures and forwards markets pursuant to the Trading Advisor’s Global Quant Alpha Program (the “Trading Program”).  The Trading Program seeks to target high absolute returns while dynamically controlling risk in order to be in line with a well-diversified equity index and to generate returns from diversified sources of alpha with low correlation to major asset classes, utilizing a systematic, “global macro” strategy focused on equity, fixed-income and currency markets.

A general description of the Trading Advisor's trading approach immediately follows, with a more specific explanation of the Trading Program and the markets traded by the Trading Program following the general description. Since the Trading Advisor’s trading strategies and programs are proprietary and confidential, the discussion below is of a general nature and it is not intended to be exhaustive.

The Trading Program

General

The Trading Program trades globally in a broad range of exchange-traded and over-the-counter (“OTC”) equity and fixed-income futures contracts, derivatives, currencies and other financial instruments.  These instruments may include, for example, futures contracts, forward contracts and swaps (including interest rate swaps), options on futures contracts and physical commodities (as well as options on stocks, bonds, currencies, commodities and interest rate swaps), currencies and currency forward contracts, options on equity indices and other futures-related interests on United States and non-U.S. exchanges and markets.  The Trading Program may also invest in fixed-income securities for yield enhancement purposes.  There is no material limitation on the markets or instruments in which the Trading Program may trade, the market sectors of the issuers of instruments in which the Trading Program may trade or the trading strategies that the Trading Program may apply.

Asset allocations among strategies are based on the Trading Advisor’s quantitative analysis, as the Trading Advisor seeks to construct portfolios which the Trading Advisor believes to be most likely to achieve superior risk-adjusted returns.  The Trading Advisor reserves the right to override its quantitative, model-driven analysis to handle events that fall outside the scope of its models or to stem losses associated with extreme events.  The Trading Program does not focus on, nor is its trading limited to, any geographic area, industry sector, credit rating or market capitalization level, although the Trading Advisor intends generally to focus on developed markets.  The Trading Program is not subject to any formal diversification requirements, and the Fund may from time to time be concentrated in a limited number of positions or strategies.

Investment Process

The Trading Advisor utilizes both macro and micro indicators to construct the Trading Program’s portfolio.  In general, the Trading Advisor evaluates a prospective trade by examining forward-looking, fundamental information (including both macro and micro indicators), analyzing expected returns (utilizing indicators such as dividend yield, price-to-earnings ratio and long-term growth), optimizing the trade by determining hedging costs and determining an appropriate allocation of account assets to the trade.  The Trading Program’s portfolio consists of equity-related instruments (such as equity index futures and options thereon), fixed-income instruments and currency spots, futures and forward contracts across a range of markets globally, generally in developed markets. The strategies initially pursued by the Trading Advisor on behalf of the Trading Program are: (i) Global Equity Selection; (ii) Global Bond Selection; (iii) Global Currency Selection, in which the Trading Advisor will attempt to capture misvaluation in global equities, global bonds, and global currencies, respectively; (iv) Yield Curve Arbitrage, in which the Trading Advisor attempts to profit from mispricing along the yield curve; and (v) Opportunistic Mean Reversion, which attempts to capitalize on misvaluations across asset classes.

Global Equity Selection

In constructing its Global Equity Portfolio, the Trading Advisor uses macro indicators such as gross domestic product growth and inflation expectations, and micro indicators such as corporate earnings, dividends and earnings growth rates.  The Trading Advisor attempts to exploit equity market misvaluations using excess expected returns.  The Trading Advisor believes, as a general matter, that high expected return markets tend to outperform low expected return markets.  The Trading Advisor will attempt to construct a global equity portfolio that is market-neutral and hedged against exchange rate risk, although there can be no assurance that it will do so.

Global Bond Selection

In constructing its Global Bond Portfolio, the Trading Advisor examines the interest rate and the term structure of both interest rates and inflation, attempting to exploit global bond misvaluations using excess bond expected returns.  As in the Global Equity Portfolio, the Trading Advisor believes that high expected return markets tend to outperform low expected return markets.  The Trading Advisor will attempt to construct a global bond portfolio that is duration-neutral, market-neutral and hedged with respect to exchange rate risk, although there can be no assurance that it will do so.

Global Currency Selection

The Trading Advisor believes that currency flows follow real interest rate differentials, and that high real yield currencies tend to outperform those with low real yields.  In constructing its Global Currency Portfolio, the Trading Advisor may consider, among other things, real interest rates and purchasing power parity.  The Trading Advisor will attempt to construct a global currency portfolio that is market-neutral, although there can be no assurance that it will do so.

Opportunistic Mean Reversion Strategy

In constructing its Opportunistic Mean Reversion portfolio, the Trading Advisor examines the spread in the expected returns among global equity, fixed-income and cash markets, and attempts to exploit misvaluations among these asset classes using risk premiums.  The Trading Advisor believes that equity markets tend to outperform bond markets when the equity risk premium is high and vice versa.  The Trading Advisor will attempt to construct portfolios that make directional bets on equity market performance relative to bond market performance, but will attempt to maintain an average market-neutral exposure over time.

Yield Curve Arbitrage Strategy

A portion of the Trading Program’s portfolio may also include an element of yield curve arbitrage.  In constructing these trades, the Trading Advisor examines the zero volatility yield curve and the term structure of bond risk premiums.  The Trading Advisor believes that sectors of the yield curve with wider than normal risk premiums tend to outperform other sectors.  The Trading Advisor will attempt to construct yield curve arbitrage portfolios that are market-neutral, duration-neutral and currency-neutral, although there can be no assurance that it will be able to do so.

Use of Derivatives

The Trading Advisor may trade derivatives (including commodity and credit-related derivatives) on behalf of the Fund, both for hedging and for investment purposes.

Any number of variations on the foregoing, or any other, strategies may be implemented.  For example, instead of selling stock short, the Trading Advisor may sell short stock futures or other instruments expected to act in a manner similar to stock.  In addition to exchange-traded instruments, the Trading Advisor may trade privately-negotiated or OTC instruments.

Risk Management

Risk management is integral to the Trading Advisor’s goal of identifying investment opportunities having superior risk/reward parameters.  The Trading Advisor will monitor the risk parameters and expected volatility of the Trading Program’s overall portfolio and will attempt to prevent over-concentration of the portfolio in any particular investment asset, strategy or market.  However, the Trading Advisor will not, in general, attempt to hedge all market or other risks inherent in the Trading Program, and hedges certain risks, if at all, only partially.  Specifically, the Trading Advisor may determine that it is economically unattractive, or otherwise undesirable, to hedge certain risks (either with respect to particular positions or the overall portfolio) and instead rely on diversification to control such risks.

The Trading Program is speculative and entails substantial risks.  There can be no assurance that the investment objectives of the Trading Program will be achieved or that the Trading Program will not incur substantial losses.

Fund Structure and Agreements

The Fund accesses the Trading Program through a managed account.

The Trading Advisor has the sole and exclusive authority and responsibility for directing the Fund’s trading, subject to the Manager’s fiduciary authority to intervene to overrule or unwind trades if the Manager deems that doing so is necessary or advisable for the protection of the Fund.  The Manager may also override the trading instructions of the Trading Advisor to the extent necessary:  (i) to fund any distributions or redemptions of the Fund’s units of limited liability company interest (“Units”) to be made by the Fund; (ii) to pay the Fund’s expenses; and/or (iii) to comply with speculative position limits; provided that the Fund and the Manager shall permit the Trading Advisor three days in which to liquidate positions for the purposes set forth in clauses (i) and (ii) prior to exercising its override authority.  The Trading Advisor will have no liability for the results of any of the Manager’s interventions above.

The advisory agreement among the Trading Advisor, the Manager and the Fund initially terminates on December 31, 2011. After that, the advisory agreement will automatically be renewed for successive three-year periods, on the same terms, unless terminated by either the Trading Advisor or the Fund upon 90 days’ notice to the other party.  Additionally, either the Manager or the Trading Advisor may terminate the advisory agreement upon 90 days’ notice as of the end of any twelve month period after the date on which the Fund commences trading if, as of the end of such twelve month period, the Fund does not have an aggregate capitalization of at least $25 million. The Fund and/or the Manager, on the one hand, or the Trading Advisor, on the other, may terminate the advisory agreement as a result of a material breach thereof by the other party, after due notice and an opportunity to cure. The advisory agreement will terminate immediately if the Fund terminates and is dissolved as determined by the Manager.

The advisory agreement provides that the Fund will indemnify, defend and hold harmless the Trading Advisor and its affiliates, and their respective owners, principals, directors, officers, employees, representatives or controlling persons (“Trading Advisor Parties”)  from and against any and all losses, claims, damages, liabilities (joint and several), costs and expenses (including any investigatory, legal and other expenses incurred in connection with, and any amounts paid in, any settlement; except to the extent that the Fund shall have approved such settlement) (collectively, “Losses”) resulting from a demand, claim, lawsuit, action or proceeding relating to any of such person’s actions or capacities relating to the business or activities of the Fund pursuant to the advisory agreement; except to the extent that the conduct of such person which was the subject of such Losses constituted negligence, misconduct or a breach of the advisory agreement or of any fiduciary obligation to the Fund and was done in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Fund.  The termination of any demand, claim, lawsuit, action or proceeding by settlement shall not, in itself, create a presumption that the conduct in question was not undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Fund.

Use of Proceeds and Cash Management Income

The Fund will use its subscription proceeds to margin its futures trading as well as to pay the Fund’s trading losses and expenses.  The primary use of the proceeds of the sale of the Units is to permit the Trading Advisor to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Fund.  While being used for this purpose, the Fund’s assets are also generally available for cash management.

Markets Traded

The Trading Program engages in speculative trading in United States and non-United States futures and forward markets, including currency trading, may utilize security futures trading and may utilize OTC derivative contracts such as swaps on behalf of the Fund.  The Trading Program’s predominant risk/return will come from futures and currency trading.

Custody of Assets

All of the Fund’s assets are held in CFTC-regulated customer accounts at Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Interest

The Fund will generally earn interest, as described below, on its “Cash Assets,” which can be generally described as the cash actually held by the Fund, plus its “open trade equity,” i.e., unrealized gain and loss marked to market daily on open positions.   Cash Assets are held primarily in U.S. dollars, and to a lesser extent in foreign currencies, and are comprised of the following:  (a) the Fund’s cash balances, plus open trade equity on United States futures; and (b) the Fund’s cash balance in foreign currencies as a result of realized profits and losses derived from its trading in non-U.S. dollar-denominated futures and options contracts, plus open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions.  Cash Assets do not include, and the Fund does not earn interest income on, the Fund’s gains or losses on its open forward, commodity option and certain non-U.S. futures positions since such gains and losses are not collected or paid until such positions are closed out.

The Fund’s Cash Assets may be greater than, less than or equal to the Fund’s net asset value (on which the redemption value of the Units is based) primarily because net asset value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

MLPF&S, in the course of acting as commodity broker for the Fund, may lend certain currencies to, and borrow certain currencies from, the Fund.  In the course of doing so, MLPF&S will both retain certain amounts of interest and receive other economic benefits.  In doing so, MLPF&S will follow its standard procedures (as such procedures may change over time) for paying interest on the assets of the commodity pools sponsored by the Manager and other MLPF&S affiliates and traded through MLPF&S.

MLPF&S estimates that the net effect of MLPF&S’ interest income and foreign currency arrangements is that the Fund can expect to earn interest at the prevailing Federal Funds effective rate minus 50 basis points on approximately 75% of the Fund’s Cash Assets, although the actual interest earned could be less than this amount in certain circumstances.

Charges

The Fund offers four classes (“Classes”) of Units:  Class A, Class C, Class I and Class D.  The distinguishing factor among the classes is the fees which are charged to each Class.

Description of Charges

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Sales Commission
Sales commissions are based on gross subscription amounts (i.e., the total subscription prior to deduction of the sales commission)

Class A

1.00% – 2.50%

The sales commission percentages applicable to subscriptions for Class A Units are as follows:

Less than $1,000,000                                                                                                2.5%
At least $1,000,000; less than $2,000,000                                                             2.0%
At least $2,000,000; less than $3,000,000                                                             1.5%
At least $3,000,000; less than $5,000,000                                                             1.0%
At least $5,000,000                                                                                           Class D Units

Class C

None

Class I

Up to 0.50%

Class D

Up to 0.50%

Recipient	Nature of Payment	Amount of Payment
The Manager	Sponsor Fees (asset-based)
Class A Units (which will pay sales commissions) will pay the Manager a monthly Sponsor Fee of 1/12 of 1.5% of their month-end net asset value.

Class C Units (which will not pay sales commissions) will pay the Manager a monthly Sponsor Fee of 1/12 of 2.5% of their month-end net asset value.

Class I Units (which will pay sales commissions) will pay the Manager a monthly Sponsor Fee of 1/12 of 1.1% of their month-end net asset value.

Class D Units (which will pay sales commissions) will not pay Sponsor Fees.
Net asset value, for purposes of calculating the Sponsor Fee, will be calculated prior to reduction for the Sponsor Fee being calculated.

The Trading Advisor	Management Fees (asset-based)
As of the last business day of each calendar month, the Fund will pay the Trading Advisor a Management Fee equal to 1/12 of 2.0% (a 2.0% annual rate) of the aggregate gross asset value (prior to reduction for any accrued Performance Fees, the Management Fee being calculated or the accrued Sponsor’s Fees) of the Fund.  Such Management Fee shall be pro rated in the case of partial calendar months, but shall not be subject to rebate once paid.  The Manager will receive a portion of the Management Fees payable to the Trading Advisor.

Recipient	Nature of Payment	Amount of Payment
The Trading Advisor	Performance Fees
The Fund will pay to the Trading Advisor, as of each December 31 (“Performance Fee Calculation Date”), a Performance Fee equal to 20% of any New Trading Profit* recognized by the Fund as of such Performance Fee Calculation Date.  When there is an accrued Performance Fee at the time any capital withdrawal is made, the Performance Fee attributable to such capital withdrawal will be paid and will be determined by multiplying the Performance Fee that would have been paid had the date of the capital withdrawal been an Performance Fee Calculation Date by the fraction the numerator of which is the amount of the capital withdrawal and the denominator of which is the net asset value of the Fund immediately prior to the capital withdrawal, in each case prior to reduction for the accrued Performance Fee.  Such Performance Fee will be paid from and reduce the amount of the capital withdrawal.

The Manager will receive a portion of any such Performance Fees payable to the Trading Advisor.

*“New Trading Profit” equals any increase in the net asset value of the Fund as of the current Performance Fee Calculation Date over the “High Water Mark” attributable to Fund.  The “High Water Mark” attributable to the Fund is equal to the highest net asset value attributable to the Fund after reduction for the Performance Fee then paid, as of any preceding Performance Fee Calculation Date.  The High Water Mark will be increased dollar-for-dollar by new subscriptions and decreased proportionately when capital withdrawals are made from the Fund (other than to pay expenses).  The proportionate High Water Mark reduction made as a result of capital withdrawals will be calculated by multiplying the High Water Mark in effect immediately prior to such capital withdrawal by the fraction the numerator of which is the net asset value of the Fund immediately following such reallocation and the denominator of which is the net asset value of the Fund immediately before such capital withdrawal, in each case prior to reduction for any accrued Performance Fee.

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Brokerage Commissions
The Fund’s brokerage commissions are paid on the completion or liquidation of a trade and are referred to as “round-turn” commissions, which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract (a “round-turn” commission).  A portion of the brokerage fees payable by the Fund is paid to the Fund’s executing brokers, which may or may not include MLPF&S, as the commission for their execution services.

The “round-turn” commissions paid by the Fund will not exceed $15 per round-turn, except in the case of certain foreign contracts on which the rates may be as high as $100 per round-turn due to the large size of the contracts traded.  In general, the Manager estimates that aggregate brokerage commission charges (including F/X spreads – see below) will not exceed 3% and should equal approximately 0.50% per annum of the Fund’s average month-end assets.

Various, Banks and Dealers, including Merrill Lynch International Bank	Currency (F/X) Dealer Spreads
The Fund’s currency trades, if any, may be executed in the spot and forward foreign exchange markets (the “F/X Markets”) where there are no direct execution costs.  Instead, the participants, banks and dealers in the F/X Markets, including Merrill Lynch International Bank (“MLIB”), take a “spread” between the prices at which they are prepared to buy and sell a particular currency, and such spreads are built into the pricing of the spot or forward contracts with the Fund.  The Manager anticipates that a portion of the Fund’s foreign currency trades will be executed through MLIB, an affiliate of the Manager.

Should the Fund engage in EFP trading, the Fund would acquire cash currency positions through banks and dealers, including Merrill Lynch.  The Fund would pay a spread when such banks and dealers exchange these positions for futures.  This spread would reflect, in part, the different settlement dates of the cash and the futures contracts, as well as prevailing interest rates, but also include a pricing spread in favor of the dealer, such as MLIB.

Recipient	Nature of Payment	Amount of Payment
Service Providers, including Merrill Lynch Entities	Operating Costs
The Fund pays, in addition to the other expenses described above, its operating costs, including, without limitation:  ongoing offering expenses; execution and clearing brokerage commissions (as described above); forward and OTC trading spreads; administrative, transfer, exchange and redemption processing, legal, regulatory, filing, tax, audit, escrow, accounting and printing fees and expenses — as well as extraordinary expenses.  Such operating costs are allocated pro rata among the Fund’s Classes of Units based on their respective net asset values.

The Manager has retained outside service providers to supply certain services, including, but not limited to, transfer agency, tax reporting, accounting and escrow services, to the Fund as well as other funds and accounts managed by the Manager.  The Fund’s operating costs include the Fund’s allocable share of the fees and expenses of such outside service providers, as well as the fees and expenses of any Merrill Lynch entity or other service provider which may be retained to provide such (or other) services in the future.

The Manager	Organizational and Initial Offering Costs
The Manager may advance the expenses incurred in connection with the organization of Fund and the initial offering of its Units.  Such costs are estimated to range from $100,000 to $150,000, although they could exceed this estimate. The Fund will reimburse the Manager for these costs from the proceeds of the issuance of the Fund’s Units.  Such costs are being amortized against the Fund’s net asset value in 60 monthly installments, beginning with the first month-end after the initial issuance of such Units (for financial reporting purposes, all such costs must be deducted from net asset value as of the date of such initial issuance).

N/A	Ongoing Offering Expenses
The Fund will pay its own ongoing offering expenses, which will be allocated pro rata among each Class of Units in accordance with their respective net assets.  The ongoing offering expenses are not expected to exceed $100,000 per year, although they could exceed this estimate during any given year.

Break Even Analysis

Breakeven Table
In order for an investor to “break even” on an investment in the Fund during the first year, an initial investment of $10,000 must earn trading profits of:  Class A, $275 or 2.75% (due to a $250 or 2.5% selling commission); Class C, $125 or 1.25%; Class I, $35 or 0.35% (due to a $50 or 0.5% selling commission) (in each case, assuming interest income of 4.25%).  An initial investment of $10,000 in Class D Units will result in an excess of $75 or 0.75% (due to a $50 or 0.5% selling commission), assuming interest income of 4.25%.

Twelve-Month Breakeven Table

Expenses	Class A		Class C		Class I		Class D
	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount

Sales Commissions**	2.50%	$250	—	—	0.50%	$50	0.50%	$50

Organizational and Operating Costs***	0.50%	$50	0.50%	$50	0.50%	$50	0.50%	$50

Brokerage Commissions and F/X Spreads*** (estimated)	0.50%	$50	0.50%	$50	0.50%	$50	0.50%	$50

Sponsor’s Fees	1.5%	$150	2.5%	$250	1.1%	$110	—	—

Management Fees	2.0%	$200	2.0%	$200	2.0%	$200	2.0%	$200

Interest Income***	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)

TWELVE-MONTH BREAKEVEN****	2.75%	$275	1.25%	$125	0.35%	$35	(0.75)%	$(75)

* Assumes a constant $10,000 net asset value.
** The sales commissions are a one-time charge which will not be included in the breakeven return after the first year in which Units are sold.
***     Estimated.  Brokerage commissions and F/X Spreads, in particular, may differ materially from such estimates.   The Manager estimates that aggregate brokerage commission charges (including F/X spreads) will not exceed 3% and should equal approximately 0.50% per annum of the Fund’s average month-end assets.

**** Because the breakeven table assumes a twelve-month breakeven and Performance Fees are paid annually, no Performance Fees are reflected in the breakeven table.

Regulation

The Manager and the Trading Advisor are registered with the CFTC as commodity pool operators and commodity trading advisors and are members of NFA in such capacities.  MLPF&S is registered with the CFTC as a futures commission merchant (“FCM”) and is a member of NFA in such capacity.  MLPF&S is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges. Other than in respect of the registration requirements pertaining to the Fund’s securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Fund is generally not subject to regulation by the SEC. However, the Manager itself is registered as an “investment adviser” under the Investment Advisers Act of 1940, as amended.  MLPF&S is also regulated by the SEC and the Financial Industry Regulatory Authority (“FINRA”).

Conflicts of Interest

Merrill Lynch-Affiliated Entities

Other than the Trading Advisor and certain executing brokers that may be utilized by the Fund, all parties involved in the operations of the Fund are affiliated with Merrill Lynch.  Consequently, many of the business terms of the Fund have not been negotiated at arm’s length.  Were investors to seek redress from Merrill Lynch for damages relating to the offering of the Units or the operations of the Fund, they (i) would be unlikely to have recourse against any Merrill Lynch entity which is not a direct party to an agreement with the Fund, and (ii) would be likely to have such recourse even in the case of such direct party entities only on a derivative basis, suing not individually but in the right of the Fund.

MLPF&S and MLIB

MLPF&S executes, and MLIB acts as counterparty to, trades for many different clients in the same markets at the same time.  Consequently, other clients may receive better prices than the Fund on the same trades, causing the Fund to pay higher prices for its positions.

MLPF&S clients may pay lower brokerage rates, and MLIB clients may pay lower bid-ask spreads, than does the Fund.  Brokerage commissions and bid-ask spreads may have a major impact on the Fund’s performance, and the cumulative effect of any higher rates paid by the Fund may be material.

MLPF&S and MLIB each must allocate their resources among many different clients.  They may have financial incentives, such as higher fees with respect to certain accounts, to favor such accounts over the Fund.  Because of the competitive nature of the markets in which the Fund trades, to the extent that either of MLPF&S or MLIB prefers other clients over the Fund, the Fund is likely to incur losses.

MLPF&S and MLIB do not have to compete to provide services to the Fund; consequently, there is no independent check on the quality of their services.

The Manager

Use of Merrill Lynch Affiliates

The Manager and its affiliates are the Fund’s primary service providers, other than the Trading Advisor, the Fund’s independent auditors, the outside counsel to Merrill Lynch, and certain executing brokers that may be utilized by the Fund, and will remain so even if using other firms would be more advantageous for the Fund.

Proprietary Investments

The Manager or Merrill Lynch may have a substantial proprietary investment with the Trading Advisor.  The terms of the Manager and Merrill Lynch’s proprietary investment with the Trading Advisor may be substantially different from those the Manager or Merrill Lynch would receive by investing in the Fund, including potentially more advantageous fees and liquidity terms that those offered to investors in the Fund.

Other Funds Sponsored by the Manager

The Manager might be able to add more value to the Fund if certain personnel of the Manager were to focus exclusively on managing the Fund, but none will do so.  The Manager benefits from operating accounts other than the Fund because such accounts generate significant revenues for it, and also diversify the Manager’s exposure to one or more of such accounts that may perform poorly.

The Manager sponsors numerous funds and may have financial incentives, such as higher fees with respect to certain of such funds, to favor such funds over the Fund.

Certain clients of the Manager pay materially lower brokerage rates than does the Fund.  In particular, certain institutional clients of Merrill Lynch receive, as a result of arm’s-length negotiations, better commission rates than the Fund.

There is, in general, a shortage of qualified futures trading advisors available to manage customer assets.  The Manager has a conflict of interest in selecting the Trading Advisor for the Fund and for other accounts sponsored by the Manager.

Performance Fees; Per-Trade Revenues

Because the Manager will receive a portion of the Performance Fees paid to the Trading Advisor, the Manager may have an incentive to select a more speculative trading advisor for the Fund than the Manager otherwise would.

Because the Fund will pay brokerage commissions and forward trading spreads to MLPF&S and MLIB on a per trade basis, the Manager may have an incentive to select a trading advisor which will trade in higher volume, generating more revenue for MLPF&S.

Management of the Fund

The Manager may from time to time have a conflict of interest between facilitating the ongoing offering of the Units and making trading advisor or other changes which the Manager would otherwise believe to be in the best interests of the Fund.

The Trading Advisor

Other Clients and Business Activities of the Trading Advisor

The Fund might benefit significantly from an exclusive focus by the Trading Advisor on the Fund rather than on its other accounts, including accounts owned by its principals.  The Fund could be adversely affected by the fact that the Trading Advisor trades other accounts at the same time that it is managing the Fund’s account.  The Trading Advisor has a number of different clients and financial incentives to favor certain of such clients over the Fund.

Other client accounts managed by the Trading Advisor may significantly outperform the Fund.

The Trading Advisor and its principals devote a substantial portion of its business time to ventures and accounts other than managing the Fund’s account, including, in some cases, ventures which are unrelated to futures trading.

The Trading Advisor acts, and may continue to act in the future, as a sponsor of its own single- or multi-advisor futures funds.  Such funds may, from time to time, be in direct competition with the Fund for positions in the market.

Brokers and Dealers Selected by the Trading Advisor

The Trading Advisor may, as a condition of its managing the Fund’s account, determine that such account trade through certain non-Merrill Lynch brokers with which the Trading Advisor has ongoing business dealings (even though Merrill Lynch will remain the clearing broker for the Fund).  The Trading Advisor may have a conflict of interest between insisting on the use of such brokers and using the brokers most advantageous for the Fund.

The Trading Advisor may execute a number of the trades for the Fund’s account through executing brokers affiliated with the Trading Advisor.

Performance Fees

The fact that the Trading Advisor is eligible to receive Performance Fees may cause it to trade in a more speculative fashion than it otherwise would.

Financial Advisors

Financial Advisors are the individual Merrill Lynch brokers who deal directly with Merrill Lynch clients.  Financial Advisors are compensated, in part, on the basis of the amount of securities commissions which they generate from client transactions.  Financial Advisors receive initial selling commissions and ongoing compensation on the Units they sell and have a financial incentive to encourage investors to purchase and not to redeem their Units.

Proprietary Trading

The Manager, MLPF&S, the Trading Advisor, their respective affiliates, principals and related persons may trade in the commodity markets for their own accounts as well as for the accounts of their clients.  Records of this trading will not be available for inspection by investors in the Fund.  Such persons may take positions which are the same as or opposite to those held by the Fund.  As a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions not in violation of their fiduciary or other duties, such persons may from time to time take positions in their proprietary accounts ahead of the positions taken for the Fund.  In addition, on occasion orders may be filled more advantageously for the account of one or more such persons than for the Fund’s account.

Transactions Between Merrill Lynch and the Fund

Certain of the service providers to the Fund, other than the Trading Advisor, the Fund’s independent auditors and outside counsel to Merrill Lynch, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Fund, MLPF&S.  Merrill Lynch negotiated with the Trading Advisor regarding the level of the Fund’s Management Fee and Performance Fee and certain other terms of the Advisory Agreement.  However, none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

The Fund pays Merrill Lynch substantial brokerage commissions as well as bid-ask spreads on forward currency trades. The Fund also will pay Merrill Lynch interest on short-term loans extended by Merrill Lynch to cover losses on foreign currency positions, and Merrill Lynch retains certain economic benefits, such as interest, from possession of the Fund’s capital.

In the case of EFP transactions with MLIB, Merrill Lynch recognizes certain incremental profits from the “differential” at which the Fund’s cash currency positions are exchanged for futures.  Although MLPF&S will incur brokerage costs (without any incremental brokerage commission  revenue) on the futures “side” of such EFPs, the Manager may have a financial incentive to encourage the Trading Advisor to trade EFPs to a greater extent than it otherwise might.

Certain entities in the Merrill Lynch organization will be the beneficiary of certain of the revenues generated from the Fund. The Manager controls the management of the Fund and serves as its sponsor.  Although the Manager has not sold any assets, directly or indirectly, to the Fund, the Manager will make substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund.

Reports

Each month the Manager will send such information to the investors as the CFTC requires to be given, as well as any such other information as the Manager may deem appropriate (including the percentage change in the net assets of the Fund during such month and the net asset value per Unit).  Investors will also receive, not more than 90 days after the close of the Fund’s fiscal year, audited financial statements and the tax information necessary for the preparation of their annual federal income tax returns.

The approximate net asset value per Unit is available at any time from the Manager upon request.

The Fund trades on a number of foreign commodity exchanges.  The Fund does not engage in the sales of goods or services.

Risk Factors

Investors May Lose All or Substantially All of Their Investment

Investors must be prepared to lose all or substantially all of their investment.  The Fund has no “principal protection” feature assuring the return of investors’ initial investment as of a specified future date.  There can be no assurance that the Fund will achieve its objective or avoid substantial or total losses.

Limited Performance History

The Fund has operated for less than six months and has only a limited performance history.

Past Performance Not Necessarily Indicative of Future Results

Past performance is not necessarily indicative of future results.  The Trading Advisor’s past performance may not be representative of how it may trade in the future for the Fund and does not reflect the additional fees charged by the Fund.  The past performance of funds within the Manager’s FuturesAccess Program (each, a “FuturesAccess Fund”), either individually or in any combination, is not indicative of the future results of the Fund.

Reliance on Information Received from the Trading Advisor

The Manager has no means of independently verifying the information supplied to it by the Trading Advisor.  All information relating to the Trading Advisor prepared by the Manager and provided to investors will generally be based on information received from the Trading Advisor.  There can be no assurance that such information will be accurate.

Investors themselves will have no direct dealings or contractual relationships with the Trading Advisor.

Volatile Markets; Highly Leveraged Trading

Futures and forward trading is highly leveraged, and market price levels are volatile and materially affected by unpredictable factors such as weather and governmental intervention.  The combination of leverage and volatility creates a high degree of risk.  Additionally, although the Trading Advisor may initiate stop-loss orders on certain positions to limit downside exposure, there can be no assurance that any such stop-loss order will be executed at the desired price or time.

The low margin requirements applicable to futures trading permits traders to use an extraordinarily high degree of leverage.  The Fund will often hold futures positions with a face value of 8-10 times the equity of the Fund.

Limited Liquidity

Units may only be redeemed as of the end of a calendar month upon at least 10 days’ prior notice.  While the Fund generally provides substantially greater investor liquidity than do private investment funds which trade securities (“hedge funds”), this is not always the case, and under certain market conditions the Fund may provide only limited investment liquidity.  In disrupted markets, the Fund may not be able to meet redemption requests on a timely basis.

Substantial Charges

The Fund is subject to substantial charges.  Moreover, certain of these charges — brokerage commissions and F/X spreads — depend on trading frequency and, under certain market conditions, may substantially exceed estimated levels.

Importance of General Market Conditions

Overall market or economic conditions — which neither the Manager nor the Trading Advisor can predict or control — have a material effect on the performance of any managed futures strategy.  Such overall conditions can adversely affect the performance of the Trading Advisor.

Many speculative futures strategies are trend-following trading systems which anticipate that more than half of their trades will be unprofitable and seek to achieve overall profitability by substantial gains made on a limited number of positions.  These strategies can generally only be successful in markets in which strong price trends occur.  In stagnant markets in which such trends do not occur, or in “whipsaw markets” in which apparent trends develop but then quickly reverse, trend-following trading systems are likely to incur substantial losses.

No Assurance of Non-Correlation; Limited Value of Non-Correlation Even if Achieved

Not only is the past performance of the Fund or the Trading Advisor not necessarily indicative of its future results (due to the speculative character of managed futures), but also there can be no assurance that the Fund’s results will be non-correlated with (i.e., unrelated to) the general stock and bond markets.  If the Fund’s performance is not non-correlated with these markets, the Fund cannot help to diversify an overall portfolio.

Investors should evaluate an investment in the Fund in terms of the alternative of an investment in a cash equivalent, such as 91-day Treasury bills, which can be relied upon to (i) be generally non-correlated with equity and debt price levels, (ii) generate a positive yield and cash flow, (iii) be highly liquid, (iv) have almost no risk of loss of principal and (v) incur virtually no costs or expenses.

Even if the Fund’s performance is generally both profitable and non-correlated to the general stock and bond markets, there are highly likely to be significant periods during which the Fund’s results are similar to those of an investor’s stock and bond holdings, thereby reducing or eliminating the Fund’s diversification benefits.  During unfavorable economic cycles, an investment in the Fund may increase rather than mitigate a portfolio’s aggregate losses.

Systematic Strategies

The widespread use of technical trading systems frequently results in numerous managers attempting to execute similar trades at or about the same time, altering trading patterns and affecting market liquidity.  Furthermore, the profit potential of trend-following systems may be diminished by the changing character of the markets, which may make historical price data (on which technical trading systems are based) only marginally relevant to future market patterns.

Technical Analysis

Technical strategies rely on information intrinsic to the market itself — prices, price patterns, volume, volatility, etc. — to determine trades.  These strategies can incur major losses when factors exogenous to the markets themselves — political events, natural catastrophes, acts of war or terrorism, etc. — dominate the markets.

Fundamental Analysis

Fundamental analysis is premised on the assumption that markets are not perfectly efficient, that informational advantages and mispricings do occur and that econometric analysis can identify trading opportunities.  Fundamental analysis may incur substantial losses if such economic factors are not correctly analyzed, not all relevant factors are identified and/or market forces cause mispricings to continue despite the traders having correctly identified such mispricings.  Fundamental analysis may also be more subject to human error and emotional factors than technical analysis.

Risk of Loss Due to Trading Errors and the Failure of Trading Systems

The Fund is subject to the risk of failures or inaccuracies in the trading systems of the Trading Advisor.  Trades for the Fund may be placed or executed in error due to: (a) technical errors such as coding or programming errors in software, hardware problems and inaccurate pricing information provided by third parties (b) execution errors such as keystroke, typographic or inadvertent drafting errors.  Many exchanges have adopted “obvious error” rules that prevent the entry and execution of trades more than a specified amount away from the current best bid and offer on the exchange.  However, such rules may not be in place on the exchanges on which the Trading Advisor trades on behalf of the Fund and may not be enforced even if in effect.  Moreover, such rules likely would not prevent the entry and execution of a trade entered close to the market price but at an erroneous size.

Moreover, the Fund is subject to the risk of the unavailability or failure of the trading systems of the Trading Advisor or the computer systems of the exchanges on which the Trading Advisor trades.  Any such errors or failures could subject the Fund to substantial losses.

Forward Trading

The Fund will trade currencies in the forward in addition to in the futures markets.  The forward markets are OTC, not exchange, markets, and as such are not subject to the breadth of regulation applicable to the futures markets.  In trading in these markets, the Fund will be dependent on the credit standing of the counterparties with which it trades, without the financial support of any clearinghouse system.  In addition, the prices offered for the same forward contract may vary significantly among different forward market participants.  Forward market counterparties are under no obligation to enter into forward transactions with the Fund, including transactions through which the Fund is attempting to liquidate open positions.

Exchange of Futures for Physicals

The Trading Advisor may engage in EFP transactions.  An EFP permits positions to be established in the forward or cash markets during off-hours when futures exchanges are closed or at prices different from those prevailing on the exchange, which positions are then exchanged for futures contracts.  The pricing of EFPs may, accordingly, vary from the pricing of exchange-traded futures, and additional transaction costs are included in exchanging the forward or cash position for the equivalent futures position.

Increased Assets Under Management

There appears to be a tendency for the rates of return achieved by managed futures advisors to decline as assets under management increase.  The Trading Advisor has not agreed to limit the amount of additional equity which it may manage.  The aggregate capital committed to the managed futures sector in general is also at an all-time high.  The more capital that is traded in these markets, the greater the competition for a finite number of positions and the less the profit potential for all strategies.

No Assurance of Trading Advisor’s Continued Service

Although the Trading Advisor will commit to manage the Fund for a certain period of time, there is no assurance that the Trading Advisor will be willing or able to continue to provide advisory services to the Fund.

The Manager may at any time terminate the Trading Advisor and dissolve the Fund.

Loss of Trading Advisor Principals

If the services of any of the Trading Advisor’s principals became unavailable, the Fund could sustain losses and/or be required to liquidate.

Trading Advisor Risk

The Fund is subject to the risk of the bad judgment, negligence or misconduct of the Trading Advisor.  There have been a number of instances in recent years in which private investment funds have incurred substantial losses due to manager misconduct.

Trade Execution Risk

The Trading Advisor may use executing brokers unaffiliated with Merrill Lynch.  In the event of a trading error, the Fund may have no effective remedy against such executing brokers.

Changes in Trading Strategy

The Trading Advisor may make material changes in its trading strategies without the knowledge of the Manager.  Particularly given the “black box” character of many managed futures strategies, it is virtually impossible for the Manager to detect strategy changes.

Illiquid Markets

Certain positions held by the Fund may become illiquid, preventing the Trading Advisor from acquiring positions otherwise indicated by its strategy or making it impossible for the Trading Advisor to close out positions against which the market is moving.

Certain futures markets are subject to “daily price limits,” restricting the maximum amount by which the price of a particular contract can change during any given trading day.  Once a contract’s price has moved “the limit,” it may be impossible or economically non-viable to execute trades in such contract.  From time to time, prices have moved “the limit” for a number of consecutive days, making it impossible for traders against whose positions the market was moving to prevent large losses.

Possible Effects of Speculative Position Limits

The CFTC and the U.S. commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S. commodities exchanges.  All accounts owned or managed by the Trading Advisor will be combined for position limit purposes.  The Trading Advisor could be required to liquidate positions held for the Fund in order to comply with such limits.  Any such liquidation could result in substantial costs to the Fund.

Redemptions Restricted

Investors’ limited ability to redeem Units could result in there being a substantial difference between a Unit’s redemption value and its net asset value as of the date by which irrevocable redemption requests must be received.

Trading on Non-U.S. Exchanges

The Trading Advisor trades extensively on non-U.S. exchanges.  These exchanges are not regulated by any U.S. governmental agency.  The Fund could incur substantial losses trading on foreign exchanges to which it would not have been subject had the Trading Advisor limited its trading to U.S. markets.

The profits and losses derived from trading foreign futures and options will generally be denominated in foreign currencies; consequently, the Fund will be subject to a certain degree of exchange-rate risk in trading such contracts.

The U.S. tax treatment of foreign futures trading is adverse compared to the tax treatment of U.S. futures trading.

No Representation of Investors

Prospective investors have not been represented in any of the negotiations relating to the formation of the Fund or the determination of any of its business terms.  The business terms of the Fund also were not negotiated at arm’s length with any investor.

Conflicts of Interest

The Fund is subject to a number of material actual and potential conflicts of interest, raising the possibility that investors will be disadvantaged to the benefit of the Manager, the Trading Advisor or their respective principals and affiliates.  No formal policies or procedures have been adopted to resolve these conflicts.  See “Conflicts of Interest” above.

The Manager

The Manager is subject to conflicts of interest in selecting the Trading Advisor because MLPF&S and MLIB will receive more transactional revenues the more frequently the Trading Advisor trades, and because the Manager will receive a share of the Management and Performance Fees owed to the Trading Advisor.

Merrill Lynch may invest all or a portion of the initial capital needed to permit the Fund to begin trading before sufficient client capital has been raised to meet the Fund’s minimum capitalization, although it is not obligated to do so.  Merrill Lynch has a conflict of interest in determining whether to provide seed capital to the Fund and in what amount because Merrill Lynch derives economic benefits from the operation of the Fund.

Trading Advisors

The Trading Advisor devotes only such time to the business of the Fund as it determines is necessary.  The Trading Advisor and its principals are entitled to engage, and do engage, in a number of other activities, including, for example, managing other discretionary accounts and managed futures funds.  Accordingly, conflicts may arise with respect to the time and resources that the Trading Advisor and its principals may devote to the Fund.

The Trading Advisor may have financial and other incentives to prefer certain accounts over the Fund, or to use certain executing brokers for the Fund.

Proprietary Trading

MLAI, MLPF&S, the Trading Advisor and their respective principals and employees may trade futures and forward contracts for their own accounts.  The records of such trading will not be made available to investors.

Risk of Loss Due to the Bankruptcy or Failure of One of the Counterparties, Brokers and Exchanges

The Fund is subject to the risk of the insolvency of its counterparties (such as broker-dealers, FCMs, banks or other financial institutions, exchanges or clearinghouses).

The Fund’s assets could be lost or impounded during a counterparty’s bankruptcy or insolvency proceedings and a substantial portion or all of the Fund’s assets may become unavailable to it either permanently or for a matter of years.  Were any such bankruptcy or insolvency to occur, the Manager might decide to liquidate the Fund or suspend, limit or otherwise alter trading, perhaps causing the Fund to miss significant profit opportunities.

There are increased risks in dealing with offshore brokers and unregulated trading counterparties, including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated brokers and dealers.  The Trading Advisor may be required to post margin for its foreign exchange transactions with foreign exchange dealers who are not required to segregate customer funds.  In the case of a counterparty’s bankruptcy or inability to satisfy substantial deficiencies in other customer accounts, the Trading Advisor may recover, even in respect of property specifically traceable to the Trading Advisor’s account, only a pro rata share of all property available for distribution to all of such broker’s or dealer’s customers.

FCMs are required to segregate assets pursuant to CFTC regulations.  If the assets of the Fund were not so segregated by its FCMs, the Fund would be subject to the risk of the failure of such FCMs.  Even given proper segregation, in the event of the insolvency of an FCM, the Fund may be subject to a risk of loss of its funds and would be able to recover only a pro rata share (together with all other commodity customers of such FCM) of assets, such as United States Treasury bills, specifically traceable to the account of the Fund and its investors.  In certain past commodity broker insolvencies, customers have, in fact, been unable to recover from the broker’s estate the full amount of their “customer” funds.  In addition, under certain circumstances, such as the inability of another client of an FCM or the FCM itself to satisfy substantial deficiencies in such other client’s account, the Fund may be subject to a risk of loss of the assets on deposit with the FCM, even if such assets are properly segregated.  In the case of any such bankruptcy or client loss, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the FCM’s clients.

Many of the markets in which the Trading Advisor effects its transactions are “OTC” or “inter-dealer” markets.  The participants in these markets typically are not subject to the type of strict credit evaluation and regulatory oversight applicable to members of “exchange-based” markets, and transactions in these markets typically are not settled through exchanges or clearinghouses that guarantee the trades of their participants.  Rather, the responsibility for performing under a particular transaction rests solely with the counterparty to such transactions.  To the extent the Trading Advisor invests in swaps, derivatives or synthetic instruments or other OTC transactions in these markets, the Trading Advisor’s account is subject to the credit risk of the parties with which it trades and deposits collateral.  The Trading Advisor’s account is also subject to the risk that a counterparty may not settle a transaction because such counterparty is unwilling or unable to do so (for example, because of a credit or liquidity problem affecting the counterparty), potentially resulting in significant losses — perhaps in respect of an offsetting position on which the Trading Advisor’s account remains obligated to perform.

The Manager has no control over selection of counterparties by the Trading Advisor, and the Trading Advisor is generally not restricted from dealing with any particular counterparty (regulated or unregulated) or from concentrating any or all of their transactions with a single counterparty or limited number of counterparties.  In addition, the Manager has no ability to assess the extent to which the Trading Advisor maintains its assets in unregulated accounts subject to the bankruptcy of the counterparties holding such assets.

Regulatory Changes Could Restrict the Fund’s Operations

The Fund implements speculative, highly-leveraged strategies.  From time to time there is governmental scrutiny of these types of strategies and political pressure to regulate their activities.  For example, non-U.S. governments have from time to time blamed the declines of their currencies on speculative currency trading and imposed restrictions on speculative trading in certain markets.

Regulatory changes could adversely affect the Fund by restricting its markets, limiting its trading and/or increasing the taxes to which investors are subject.  The Manager is not aware of any pending or threatened regulatory developments which might adversely affect the Fund.  However, adverse regulatory initiatives could develop suddenly and without notice.

Dilution of an Investor’s Economic Interest

An investor’s economic interest in the Fund is subject to dilution in certain cases.  For example, an existing investor in the Fund at a time that the Fund has a loss carryforward will have its economic interest diluted if a new investor subscribes to the Fund, reducing the per Unit loss carryforward otherwise outstanding with respect to the calculation of the Fund’s Performance Fee.  Existing investors’ interests in Performance Fee reversals are similarly diluted by subsequent subscriptions.

Performance Fees

The Performance Fees paid to the Trading Advisor may give it an incentive to engage in more speculative investing and trading strategies in an effort to increase its rate of return and the Performance Fees received.

The fact that the Manager shares in the performance fees paid to the Trading Advisor may create an incentive for the Manager to select a particular trading advisor and/or take or omit to take certain actions with respect to the Fund which the Manager would not otherwise have done.

Performance Fees are not calculated on the basis of any individual investor’s investment experience but rather on the basis of the performance of the Fund as a whole.

Mandatory Redemptions

The Fund will mandatorily redeem all of its outstanding Units in the event that the amount of assets invested in the Fund declines to a level such that the Manager believes that the continued operation of the Fund would be impracticable, imprudent or uneconomical.  The Fund may also redeem the Units held by any particular investor if the Manager determines that (a) such investor’s continued holding of Units could result in adverse consequences to the Fund, (b) such investor has a history of excessive exchanges between different FuturesAccess Funds that is contrary to the purpose and/or efficient management of FuturesAccess, (c) such investor’s investment in the Units, or investment in FuturesAccess, is below the minimum level established by the Manager (including any increase in such minimum level that may be implemented by the Manager in the future), or (d) for any other reason.

Mandatory redemption of an investor’s Units could occur before such Units have had a realistic chance of being profitable.

*    *    *    *    *

THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN INVESTING IN THE UNITS.  PROSPECTIVE SUBSCRIBERS SHOULD READ THE ENTIRE FUTURESACCESS CONFIDENTIAL PROGRAM DISCLOSURE DOCUMENT AND CONSULT WITH THEIR LEGAL, TAX AND FINANCIAL ADVISORS BEFORE DETERMINING WHETHER TO INVEST IN THE FUND.

PROSPECTIVE INVESTORS SHOULD NOT CONSIDER INVESTING IN THE FUND IF THEY ARE UNABLE TO FULLY UNDERSTAND, OR ARE UNWILLING AND FINANCIALLY UNABLE TO ASSUME, THE SUBSTANTIAL RISKS INVOLVED IN INVESTING IN THE FUND, WHICH INCLUDE THE RISK OF LOSING ALL OR SUBSTANTIALLY ALL OF THEIR INVESTMENT.

BECAUSE THE TRADING ADVISOR’S STRATEGIES ARE PROPRIETARY AND CONFIDENTIAL, ONLY THE MOST GENERAL DESCRIPTION OF THE RISKS INVOLVED IN THE OPERATION OF THE FUND IS POSSIBLE HEREIN.  NO SUCH DESCRIPTION CAN FULLY CONVEY THE RISKS OF THE HIGHLY-LEVERAGED STRATEGIES WHICH THE TRADING ADVISOR IMPLEMENTS.

Item 2:  FINANCIAL INFORMATION

The Fund commenced operations on July 1, 2007 and as of September 30, 2007, had experienced the trading returns set forth below:

TRADING RETURNS OF THE FUND

Investment Period                                                                           Net Return for Period

7/1/2007 – 7/31/2007                                                                           3.52%

8/1/2007 – 8/31/2007                                                                           14.54%

9/1/2007 – 9/30/2007                                                                           1.49%

Net Return is based on the performance of Class C Units of the Fund, which reflect returns after the payment of the fees and expenses described for the Class C Units in this Registration Statement.

An audited Seed Capital Balance Sheet is included in the Financial Data section of this filing, beginning at page F-1 hereof.

Item 3:  PROPERTIES

The Fund does not own or use any physical properties in the conduct of its business.

The Fund’s administrative office is the administrative offices of the Manager – 1200 Merrill Lynch Drive (1B), Pennington, New Jersey 08534.

The Fund’s assets currently consist of futures and other contracts, cash and U.S. Treasury Bills.

Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

As of September 30, 2007, the beneficial ownership of securities in the Fund by a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) of more than 5% of the Units was as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Percent of Class

Class D Units	ML Fund Investors, Inc	12,000,000 Units / Direct Ownership	100%

Security Ownership of Management

As of September 30, 2007, the ownership of securities in the Fund by management was as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Percent of Class

Class D Units	Merrill Lynch Alternative Investments LLC	12,000,000 Units /* InDirect	100%

*In addition to acting as Manager of the Fund, Merrill Lynch Alternative Investments LLC has dispositive power with respect to ML Fund Investors, Inc.

As of September 30, 2007, the principals of the Manager did not own any Units, the Trading Advisor did not own any Units, and none of the Manager, its principals or the Trading Advisor had the right to acquire beneficial ownership of any Units.

Changes in Control

There have been no changes in control of the Fund.

Item 5:  DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

As a limited liability company, the Fund itself has no officers or directors and is managed by the Manager. Trading decisions are made by the Trading Advisor on behalf of the Fund.

The principal officers of the Manager and their business backgrounds are as follows.

ROBERT D. OLLWERTHER	Chief Executive Officer, President and Manager
STEVEN B. OLGIN	Vice President and Manager
THOMAS W. LEE	Vice President and Manager
BARBRA E. KOCSIS	Chief Financial Officer
SHAWN T. WELLS	Vice President

Robert D. Ollwerther is Chief Executive Officer, President and a Manager of the Manager and is a Managing Director of Merrill Lynch’s Hedge Fund Development & Management Group (“HFDMG”).  He has over 20 years of experience in the securities industry, and is also registered with NFA as a principal of the Manager.  He began his career with Coopers & Lybrand, CPAs. Since joining Merrill Lynch in 1981, he has primarily served in Finance positions in the U.S. and abroad, including Chief Financial Officer for Europe, the Middle East and Africa, Chief Financial Officer for Latin America and Canada, Chief Financial Officer of Global Equity Markets, Director of Institutional and International Audit and Manager of ML & Co. Financial Reporting.  He holds a Bachelor of Science in Accounting from Fairfield University and a Master of Business Administration from New York University, and is a Certified Public Accountant.

Steven B. Olgin is a Vice President and a Manager of the Manager, is registered with NFA as a principal of the Manager and is a Managing Director of Merrill Lynch Global Private Client (“GPC”).  Before joining the Manager in 1994, Mr. Olgin was an associate of the law firm of Sidley & Austin, from 1986 until 1994.  Mr. Olgin graduated from The American University with a Bachelor of Science in Business Administration and a Bachelor of Arts in Economics, and received his Juris Doctor from The John Marshall Law School.  Mr. Olgin was a member of the Managed Funds Association’s Government Relations Committee and has served as an arbitrator for NFA.

Thomas W. Lee is a Managing Director in Merrill Lynch’s Market Investments and Origination Group, responsible for Global Private Client's equity and debt new issue businesses, and is a Vice President and Manager of the Manager, and his registration as a principal of the Manager is pending with NFA.  Prior to joining Merrill Lynch in 1998, Mr. Lee was a corporate securities attorney at the law firm of Brown & Wood.  Mr. Lee received his J.D. from Emory University School of Law and a B.S. from Cornell University.

Barbra E. Kocsis is the Chief Financial Officer for the Manager, is registered with NFA as a principal of the Manager and is a Director within the Merrill Lynch Global Private Client Global Infrastructure Solutions group, positions she has held since October 2006.  Prior to serving in her current roles, she was the Fund Controller of the Manager from May 1999 to September 2006.  Before joining the Manager, Ms. Kocsis held various accounting and tax positions at Derivatives Portfolio Management LLC from May 1992 until May 1999, at which time she held the position of accounting director.  Prior to that, she was an associate at Coopers & Lybrand in both the audit and tax practices.  She graduated cum laude from Monmouth College with a Bachelor of Science in Business Administration - Accounting.

Shawn Wells is a Vice President of the Manager and the General Counsel for HFDMG, a position he has held since October 2005.  Prior to that time, Mr. Wells served as Senior Associate General Counsel at Franklin Templeton Investments, serving as Chief Counsel of the firm's International and Alternative Strategies divisions from October 1996 to December 1997 and again from September 1998 to October 2005.  Mr. Wells is a Certified Public Accountant, and received a BBA in Finance and Accounting from the University of Texas at Austin, and his JD from Southern Methodist University, where he was an editor of the SMU Law Review.

In addition to serving as Manager to the Fund and other funds that are part of the FuturesAccess Program, the Manager acts as general partner to another public futures fund whose units of limited partnership interest are registered under the Exchange Act: ML Select Futures I, L.P.  Because the Manager serves as the sole general partner of this fund, the officers and managers of the Manager effectively manage it as officers and directors of such fund.  Prior to December 31, 2003, the Manager (while still known as MLIM Alternative Strategies LLC) acted as general partner of six public futures funds whose units of limited partnership interest are registered under the Exchange Act.

Principals of the Trading Advisor.

The principals of the Trading Advisor and their business backgrounds are as follows:

Daniel L. Schuessler is a managing member of the Trading Advisor, responsible for its trading activities, and has been an NFA-registered principal and associated person of the Trading Advisor from September 2005 to the present.  Mr. Schuessler has 16 years of experience in portfolio management and trading with 11 years spent managing both market neutral and long-only global macro strategies.  Prior to founding the Trading Advisor in May 2004, Mr. Schuessler was Director of Hedge Funds at Mellon Capital Management (“MCM”), and was registered with NFA as an associated person of MCM from March 1997 to April 2004 and as a principal of MCM from August 1999 to May 2002.  From 1998 to 2002, he served as MCM’s Global Strategist.  Mr. Schuessler was also registered with NFA as an associated person of Mellon Bank from May 1997 to May 1998 and as a principal of Mellon Bank from July 2000 to August 2002.  From 1996 to 1997, he was a Global Asset Allocation portfolio manager.  Prior to joining MCM, Mr. Schuessler was a mortgage-backed securities (“MBS”) portfolio manager and trader at Smith Breeden Associates, where he also served as Chief Investment Officer of a closely held financial institution, and was registered with NFA as an associated person of Smith Breeden Associates from November 1992 to January 1996.  He holds an A.B. in Mathematics from Brown University and an M.B.A. from the Fuqua School of Business at Duke University.  Mr. Schuessler is an associated person and Principal of the Trading Advisor.

Eva Xu is a managing member of the Trading Advisor, responsible for its portfolio management activities, and has been registered with NFA as a principal of the Trading Advisor from September 2005 and as an associated person of the Trading Advisor from October 2005 to the present.  Ms. Xu has 16 years of experience encompassing both portfolio management and quantitative research.  Prior to founding the Trading Advisor in May 2004, Ms. Xu was vice president at Aetos Capital LLC (“Aetos”), where she was responsible for fund of hedge funds portfolio construction and quantitative risk management.  Prior to joining Aetos in 2003, Ms. Xu was a Director and Currency Strategist at MCM.  From 1997 to 2002, Ms. Xu was a Vice President in MCM’s research department, and was registered with NFA as a principal of MCM from March 1998 to May 2002 and as an associated person of MCM from September 1998 to December 2002.  Ms. Xu was also registered with NFA as a principal of Mellon Bank from July 1998 to August 2002.  From 1995 to 1997, Ms. Xu contributed to the research and development of MCM’s Global Asset Allocation product.  Earlier in her career, Ms. Xu was an assistant professor of International Finance and Econometrics at the University of Maryland.  She has also served as a consultant for the World Bank.  Ms. Xu holds a Ph.D. in Economics from Simon Fraser University in Canada and a B.S. in Physics from Tsinghua University in Beijing.  Ms. Xu is an associated person and Principal of the Trading Advisor.

Jeff Zhang is a managing member of the Trading Advisor, responsible for its portfolio strategy activities, and has been registered with NFA as a principal and associated person of the Trading Advisor from August 2005 to the present.  Mr. Zhang has 10 years of experience in quantitative research and developing models for quantitative investment management.  Prior to founding the Trading Advisor in May 2004, Mr. Zhang served as

Director of Global Asset Allocation Research at MCM.  He was responsible for overseeing research, development and enhancements to MCM’s Domestic and Global Asset Allocation products, including other global macro strategies, and was registered with NFA as a principal of MCM from April 2001 to May 2002 and as an associated person of MCM from March 2001 to April 2004.  Mr. Zhang was also registered with NFA as a principal of Mellon Bank from July 2001 to August 2002.  From 1997 to 2001, he was a senior member of MCM’s global research team, focusing on research to develop and enhance Global Asset Allocation and related products, including global fixed-income and currency strategies.  His previous experience includes fundamental equity research at Smith Barney in 1996.  Mr. Zhang received a B.S. in Biophysics from Peking University in 1990, an M.S. in Neuroscience from Yale University in 1994, and an M.B.A. from Yale University School of Management in 1997.

Involvement in Certain Legal Proceedings

During the five years preceding the date of this filing, there have been no material administrative, civil or criminal actions, including actions pending, on appeal or concluded, against the Trading Advisor or its principals.

Item 6:  EXECUTIVE COMPENSATION

The officers of the Manager are remunerated by Merrill Lynch in their respective positions. The Fund does not itself have any officers, directors or employees. As described in Item 1 above, the Fund pays the Manager, MLPF&S, MLIB and the Trading Advisor various forms of compensation for the services performed for the Fund described above.  The officers receive no “other compensation” from the Fund. There are no compensation plans or arrangements relating to a change in control of either the Fund or the Manager.

Item 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Between Merrill Lynch and the Fund

Certain of the service providers to the Fund, other than the Trading Advisor and the Fund’s independent auditors, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Fund, MLPF&S.  The Manager negotiated with the Trading Advisor regarding the level of the Fund’s Management Fee and Performance Fee and certain other terms of the Advisory Agreement.  However, none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

As noted above, the Fund pays Merrill Lynch substantial brokerage commissions, administrative fees, selling commissions and bid-ask spreads on forward currency trades. The Fund also will pay Merrill Lynch interest on short-term loans extended by Merrill Lynch to cover losses on foreign currency positions, and Merrill Lynch retains certain economic benefits from possession of the Fund’s capital.

Certain entities in the Merrill Lynch organization are the beneficiary of certain of the revenues generated by the Fund. The Manager controls the management of the Fund and serves as its sponsor.  Although the Manager has not sold any assets, directly or indirectly, to the Fund, the Manager makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund.

The Manager pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units.  The Manager is ultimately paid back for these expenditures from the revenues it receives from the Partnership.

Certain Business Relationships

MLPF&S, an affiliate of the Manager, acts as the principal commodity broker for the Fund. Additionally, the Manager and its affiliates may have derived certain economic benefits from possession of the Fund’s assets, as well as from foreign exchange and exchange for physical trading.

See Item 1 “Narrative Description of Business — Charges” for a discussion of other business dealings between the Manager and the Fund.

Indebtedness of Management

The Fund is prohibited from making any loans to management or otherwise.

Item 8:  LEGAL PROCEEDINGS

There are no administrative, civil or criminal actions pending against Merrill Lynch or any of its individual principals which would be considered "material" as that term is used in Item 103 of Regulation S-K.

Item 9:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market information

There is no trading market for the Units, and none is likely to develop. Units may be redeemed or transferred subject to the conditions imposed by the Operating Agreement.  As of September 30, 2007, ML Fund Investors, Inc. held 12,000,000 Class D Units in the Fund, representing 100% of the Fund’s outstanding Units.

Dividends

The Manager has sole discretion in determining what distributions, if any, the Fund will make to its Investors.

Item 10:  RECENT SALES OF UNREGISTERED SECURITIES

Between the Fund’s inception and September 30, 2007, the Fund issued Units at monthly closings as set forth in the following chart.

Date of Closing:	Number of Investors:	Number of Units Sold:	Aggregate Offering Price:
June 30, 2007	1	12,000,000	$12,000,000
Each of the foregoing Units was privately offered and sold only to “accredited investors” as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act.  No underwriting discounts or underwriting commissions were paid in connection with such sales.

Item 11:  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered consist of Units of Limited Liability Company Interests.

The Fund’s Operating Agreement effectively gives the Manager full control over the management of the Fund.  Investors have no voice in its operations.  The Manager is exculpated and indemnified by the Fund against claims sustained in connection with the Fund, provided that such claims were not the result of gross negligence or intentional misconduct and that the Manager determined that such conduct was in the best interests of the Fund.

Although investors have no right to participate in the control or management of the Fund, they are entitled to: (i) vote on or approve certain changes to the Operating Agreement or the term of the Fund, (ii) receive annual audited financial statements, monthly information as the CFTC requires and timely tax information; (iii) inspect the Fund’s books and records; (iv) redeem Units; and (v) remove the Manager as manager of the Fund in accordance with the procedure as set forth in the next paragraph.

Upon at least 60 days written notice to the Manager and all investors in the Fund, the Manager may be required to withdraw as manager of the Fund by a vote of members owning not less than 50% of the Units of the Fund.  Any such removal will be effective as of the end of the calendar quarter in which such vote occurs.

Investors or their duly authorized representatives may inspect the Fund’s books and records, for any purpose reasonably related to their status as members in the Fund, during normal business hours upon reasonable written notice to the Manager.  They may obtain copies of such records upon payment of reasonable reproduction costs.

The Operating Agreement provides for the economic and tax allocations of the Fund’s profit and loss.  Capital accounts have been established for each Unit, and for the

Manager on a Unit-equivalent basis.  Economic allocations are based on investors’ capital accounts (including the Manager’s capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Investors who redeem at a profit. For the purposes of maintaining capital accounts, amounts payable to the Manager for items such as services fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Fund held by the Manager.

The Manager may amend the Operating Agreement in any manner not adverse to the Investors without obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes the Manager deems advisable.

The Fund has agreed to indemnify the Manager, as manager, for actions taken on behalf of the Fund, provided that the Manager’s conduct was in the best interests of the Fund and the conduct was not the result of gross negligence or intentional misconduct.

Dividend Rights.  Distributions may be made in the Manager’s discretion, although it does not contemplate making any.

Redemption Provisions. Units may be redeemed as of the end of any calendar month upon 10 days’ oral or written notice.  Investors who have Merrill Lynch customer securities accounts may give such notice by contacting their Merrill Lynch Financial Advisor, orally or in writing; investors who no longer have a Merrill Lynch customer securities account must submit written notice of redemption, with signature guaranteed by a United States bank or broker-dealer, to the Manager.  The Fund does not charge a redemption fee.  Units are redeemable at the net asset value thereof as of the close of business on the date of their redemption, minus any accrued fees (including Performance Fees) and brokerage commissions, and payment will be distributed generally approximately 10 business days after the effective date of redemption, although there can be no assurance of the timing of such payment.

Voting Rights.  None of the Units carry any voting rights.  However, the owners of the Units do have the power to approve the dissolution of the Fund at a specified time and to approve an amendment to the Operating Agreement by obtaining the consent of more than fifty percent of the aggregate value of the Units then owned by the investors.

Liquidation Rights.  Upon the occurrence of an event causing the dissolution of the Fund, payment of creditors and distribution of the Fund’s assets will be effected as soon as practicable in accordance with the Delaware Limited Liability Company Act.  In such event, the Manager and each Investor will share in the assets of the Fund pro rata in accordance with its or his respective interests in the Fund, less any amount owing by such Investor to the Fund.

Liability Imposed on the Stockholders.  Except as otherwise provided by law, liability of investors for the liabilities of the Fund is limited to the capital contribution of the investor plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Fund distributions and returns of contributions.

Restriction on Alienability.  Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Fund by an investor may only be effected by giving written notice to and receiving the written consent of the Manager and must be in compliance with federal and state securities laws.

Item 12:  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Fund shall indemnify and hold harmless the Manager, its affiliates, and their respective officers, employees, representatives and agents (each, a “Manager Party” and, collectively, the “Manager Parties”) from and against any claims, costs, expenses, damages or losses (including, without limitation, from and against any judgment, settlement, attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding) suffered or sustained by any of them by reason of the fact that a Manager Party is or was connected in any respect with the Fund; provided, that the conduct or omission which led to such claim, cost, expense, damage or loss was in, or not opposed to, the best interests of the Fund and that such conduct or omission did not constitute gross negligence or intentional misconduct on the part of such Manager Party.

The Fund shall advance payments asserted by a Manager Party to be due under the preceding paragraph pending a final determination of whether such indemnification is, in fact, due, provided, that such Manager Party agrees in writing to return any amounts so advanced (without interest) in the event such indemnification is finally determined not to be due.

Whether or not a Manager Party is entitled to indemnification shall be determined by the judgment of independent counsel as to whether such Manager Party has reasonable grounds for asserting that indemnification is so due, unless otherwise determined by a court, arbitral tribunal or administrative forum.

In the event the Fund is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Investor’s activities, obligations or liabilities unrelated to the Fund’s business, such Investor shall indemnify and reimburse the Fund for all loss and expense incurred, including attorneys’ fees.

Item 13:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Fund commenced operations on July 1, 2007 and financial statements are included in the Financial Data section of this filing, beginning at page F-1 hereto.  The supplementary financial information specified in Item 302 is not applicable.

Item 14:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 15:  FINANCIAL STATEMENTS AND EXHIBITS

(a)	Exhibits

The following documents (unless otherwise indicated) are filed herewith and made part of this Registration Statement.

Exhibit Designation	Description	Page Number
3.1	Certificate of Formation of ML Man Bayswater FuturesAccess LLC
4.1	Form of Limited Liability Company Operating Agreement of ML Man Bayswater FuturesAccess LLC
4.2	FuturesAccess Program Subscription and Exchange Agreement and Signature Pages
10.1	Draft Customer Agreement between ML Man Bayswater FuturesAccess LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated
10.2	Form of Selling Agreement among ML Man Bayswater FuturesAccess LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Alternative Investments LLC

ML MAN BAYSWATER FUTURESACCESS LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition as of July 2, 2007

ML MAN BAYSWATER FUTURESACCESS LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3

FINANCIAL STATEMENT:

Statement of Financial Condition as of July 2, 2007	F-4

Notes to Financial Statement	F-5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-7

Deloitte & Touche LLP 750 College Road East Third Floor Princeton, NJ 08540 USA Tel: +1 609 514 3600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ML Man Bayswater FuturesAccess LLC,

We have audited the accompanying statement of financial condition of ML MAN Bayswater FuturesAccess LLC (the “Fund”) as of July 2, 2007. This financial statement is the responsibility of the Fund’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ML Man Bayswater FuturesAccess LLC as of July 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

November 5, 2007

ML MAN BAYSWATER FUTURESACCESS LLC
(A Delaware Limited Liability Company)

Financial Statement
BAYSWATER FUTUREACCESS LLC
(a Delaware limited liability company)
Statement of Financial Condition as of July 2, 2007

ASSETS:
Equity in commodity futures trading accounts:
Cash	$10,000,000
Deferred offering costs	55,000
TOTAL ASSETS	$10,055,000

LIABILITY AND MEMBER'S CAPITAL
LIABILITY:
Offering costs payable	$55,000

MEMBER'S CAPITAL:
Member's Interest (10,000,000 Units outstanding, unlimited Units authorized)	$10,055,000

TOTAL LIABILITY AND MEMBER'S CAPITAL	$10,055,000

Net Asset Value Per Unit - Class D	$1.00

See notes to Financial Statement

ML MAN BAYSWATER FUTURESACCESS LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Man Bayswater FuturesAccess LLC (the “Fund”), a Merrill Lynch FuturesAccess Program (the “Program”) fund, was organized under the Delaware Limited Liability Company Act on April 16, 2007. The Fund engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Bayswater  Asset Management LLC is the trading advisor of the Fund.  Merrill Lynch Alternative Investments LLC (“MLAI”) is the Sponsor of the Fund. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Fund’s commodity broker.

The Program is a group of commodity pools sponsored by MLAI (each pool is a “Program Fund” or collectively, “Program Funds”) each of which places substantially all of its assets in a managed futures and forward trading account managed by a single commodity trading advisor.  Each Program Fund is generally similar in terms of fees, Classes of Units and redemption rights. Each of the Program Funds implements a different trading strategy.

The Fund offers four Classes of Units: Class A, Class C, Class D, and Class I. Each Class of Units will be offered at $1.00 per Unit during the initial offering period and subsequently is offered at Net Asset Value per Unit for all other purposes (see Note 3). The four Classes of Units are subject to different sponsor fees. Only Class D has been offered as of July 2, 2007 to ML Fund Investors Inc.

Cash

Such amounts are maintained in a custody account at MLPF&S.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes has been made in the accompanying financial statement as each Member is individually responsible for reporting income or loss based on such Member’s share of the Fund’s income and expenses as reported for income tax purposes.

Dissolution of the Fund

The Fund may terminate if certain circumstances occur, as set forth in the offering memorandum.

Indemnifications

In the normal course of business, the Fund enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications.  The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred.  The Fund expects the risk of any future obligation under these indemnifications to be remote.

2.	ADVISORY AGREEMENT

The Fund and Bayswater Asset Management LLC have entered into an Advisory Agreement. This Agreement shall continue in effect until December 31, 2011. Thereafter, this Agreement shall be automatically renewed for successive three-year periods, on the same terms, unless terminated by either Bayswater Asset Management LLC or the Fund upon 90 days’ notice to the other party. Bayswater Asset Management LLC determines the commodity futures, options on futures and forward contract trades to be made on behalf of their respective Fund accounts, subject to certain trading policies and to certain rights reserved by MLAI.

3.	DEFERRED OFFERING COSTS

For financial reporting purposes, in conformity with US GAAP, the Fund amortizes over a twelve-month period the total initial offering costs payable to MLAI for purposes of determining Net Asset Value. For all other purposes, including computing Net Asset Value for purposes of member subscription and redemption activity, such costs are amortized over 60 months.

4.	RECENT ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a common definition for fair value under accounting principles generally accepted in the United States of America, establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Fund is currently evaluating the impact of adopting FAS 157 on its financial statement.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 10 of our report dated November 5, 2007 relating to the statement of financial condition of ML Man Bayswater FuturesAccess LLC as of July 2, 2007, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Princeton, New Jersey

November 12, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2007	ML MAN BAYSWATER FUTURESACCESS LLC By: Merrill Lynch Alternative Investments LLC Manager

By: /s/ Barbra E. Kocsis Name: Barbra E. Kocsis Title: Chief Financial Officer